Filed by Transocean Partners LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Transocean Partners LLC

Commission File No.: 001-36584

Transocean’s Acquisition of Transocean Partners August 1, 2016

Legal Disclaimer Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements regarding the proposed transaction, including its effects, benefits and costs savings, opinions, forecasts, projections, expected timetable for completion, and any other statements regarding Transocean Ltd.’s (“Transocean”) and Transocean Partners LLC’s (“RIGP”) future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws. We can give no assurance that such expectations will prove to have been correct. These statements are subject to risks, uncertainties and assumptions including, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to realize expected cost savings and benefits, failure to obtain the required votes of RIGP’s unitholders, the timing to consummate the proposed transaction, the adequacy of and access to sources of liquidity, Transocean’s inability to obtain drilling contracts for rigs that do not have contracts, Transocean’s inability to renew drilling contracts at comparable dayrates, operational performance, the impact of regulatory changes, the cancellation of drilling contracts currently included in our reported contract backlog, and other risk factors that are discussed in Transocean’s and RIGP’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. Additional Information This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to unitholders of RIGP at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Transocean and/or RIGP through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Transocean will be available free of charge on Transocean’s internet website at www.deepwater.com. Copies of the documents filed with the SEC by RIGP will be available free of charge on RIGP’s internet website at www.transoceanpartners.com. You may also read and copy any reports, statements and other information filed by RIGP or Transocean with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Participants in Solicitation Transocean, RIGP, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Transocean are set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual general meeting of shareholders, which was filed with the SEC on March 18, 2016. Information about the directors and executive officers of RIGP is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual meeting of unitholders, which was filed with the SEC on March 17, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 2

Transaction Overview Transocean (NYSE: RIG) has agreed to acquire all of the outstanding common units of Transocean Partners (NYSE: RIGP) not owned by Transocean 3 RIGP public common unitholders to receive 1.1427 Transocean shares for each RIGP common unit Implies a 15% premium to RIGP’s closing price as of July 29, 2016 Generally non-taxable transaction to RIGP public unitholders The merger transaction is expected to close in 4Q 2016 (subject to RIGP common unitholder approval) No major regulatory approvals required Approved by the Board of Directors and Conflicts Committee of Transocean Partners RIGP common unitholder approval (including at least 50.1% of common units not held by Transocean) is required Approved by the Board of Directors of Transocean Transocean shareholder approval is not required Summary Timeline Initial S-4 filing – August 2016 RIGP unitholders should expect to receive RIGP’s minimum quarterly distribution of $0.3625 per unit for the third quarter of 2016 Expected RIGP unitholder vote and closing – 4Q 2016 Subject to customary closing conditions

RIGP’s Assets and Ownership RIGP’s assets consist of 51% interests in subsidiary companies that own and operate three UDW rigs (the Discoverer Inspiration, the Discoverer Clear Leader and the Development Driller III) Transocean owns the remaining 49% of the entities that own and operate three UDW rigs as well as all of RIGP’s incentive distribution rights, all of RIGP’s subordinated units and ~52% of RIGP’s common units Additionally, Transocean provides administrative, technical and non-executive management services related to the operations of the three UDW rigs under a master services agreement and personnel services through secondment agreements 4 RIGP Valuation per UDW Rig 1. Subordinated units are not publicly traded; assumed price / unit based on common units 2. Implied market value of Transocean’s 49% directly-held ownership in the RIGP rigs, calculated using RIGP’s market value of equity and the proportional allocation of DCF in Q1 2016 3. Includes backlog of $1,446 million as of 4/21/2016. Discoverer Inspiration backlog of $819 million, Discoverer Clear Leader backlog of $536 million and Development Driller III backlog of $91 million At IPO in August 2014, RIGP was intended to be a growth-oriented yield company RIGP’s yield at IPO was 6.6% (based on an IPO price of $22.00 and an annual distribution of $1.45 per unit) RIGP currently trades at a 13.3% yield (based on its unit price of $10.92 as of July 29, 2016 and its current annual distribution of $1.45 per unit) RIGP’s current valuation metrics suggest a valuation of ~$454 million per UDW rig3 based on its unit price of $10.92 as of July 29, 2016 or $530 million based on a 15% premium to this price Current 15% Premium ($ in millions, except per unit prices and rig counts) Unit Price as of 7/29/16 $10.92 $12.56 T otal Units Outstanding (Common and Sub.) (1) 68.5 68.5 RIGP Equity Value $748 $860 Debt 0 0 N oncontrolling Interest (2) 770 886 Cash (155) (155) Combined Enterprise Value $1,363 $1,591 Consolidated Number of Rigs 3.00 3.00 Implied Per Rig Valuation $454 $530

Current and Pro Forma Ownership Status Quo Structure Pro Forma Structure ~19.7 mm RIGP Common Units RIGP RIG RIGP Public Unit Holders RIGP RIG RIGP Public Unit Holders ~21.3 mm RIGP Common Units ~27.6 mm RIGP Subordinate Units ~71% Ownership 100% Ownership Interest ~19.7 mm RIGP Common Units ~29% Ownership 5 As a result of the transaction, Transocean will indirectly acquire RIGP’s 51% ownership interests in the Discoverer Inspiration, the Discoverer Clear Leader and the Development Driller III ~22.7 mm RIG Shares Note: Transocean currently consolidates RIGP in its financial statements; as such, there will be no material changes to Transocean's financial reporting

Benefits to RIGP Unitholders RIGP common unitholders receive a premium to RIGP’s pre-announcement unit price as well as immediate and long-term benefits through ownership in a larger, more diverse drilling contractor with significantly greater share liquidity RIGP common unitholders to receive 1.1427 Transocean shares for each RIGP common unit, implying a 15% premium to the RIGP’s closing price as of July 29, 2016 RIGP common unitholders will benefit from Transocean's diverse fleet of 60 offshore drilling units, including 29 ultra-deepwater floaters and 10 high-specification jackups, its solid forecasted liquidity, and an industry leading backlog of over $14.6 billion with high-quality customers Transocean’s share liquidity as measured by 5-Day Average Daily Trading Volume (“ADTV”) is over 131x greater than RIGP’s on a dollar traded basis Transocean’s 5-day average daily trading volume is over 14.5 million shares a day or ~4% of public float RIGP’s 5-day average daily trading volume is 0.1 million shares a day or ~1% of public float 6

Benefits to Transocean Shareholders Transaction provides Transocean with cost savings and enhanced financial liquidity profile Transocean will save ~$29 million in annual distributions currently paid to public RIGP common unit holders In addition, the transaction provides approximately $10 million of cost savings per annum through the elimination of certain support expenses and activities, including: Tax and financial reporting, and public company costs Board and management costs, separate office expenses Transaction is consistent with Transocean’s focus on organizational and operational efficiencies, financial liquidity and balance sheet management Use of equity as transaction currency preserves liquidity Simplified capital structure 7

Transocean: Global Footprint and Diverse Fleet Ultra-Deepwater Harsh Env. Deepwater Midwater Jackup 29 7 10 10 Transocean fleet composition as of 7/21/16 Fleet Status Report 4 8

Transocean: Strong Financial Position $14.6 billion backlog provides solid cash-generation foundation $5.6 billion total liquidity at March 31, 2016 $2.6 billion cash $3.0 billion undrawn revolving credit facility Continued strong operating performance and cash flow generation Deferred capital spending Demonstrated access to capital markets 9 As of March 31, 2016. Excludes the effect of recent notes and tender offers announced in July 2016

Transocean: Solid Liquidity Projected liquidity at December 31, 2017 * Estimate $3.0B $1.5-$2.5B* ~$1.7B* $1.6B $3.8-$4.8B* 10 As of March 31, 2016. Liquidity as shown in chart excludes the effect of recent notes and tender offers announced in July 2016. As a result of the July Notes / Tender Offers, net cash position increased ~$360mm (not portrayed in chart below) 0 1 2 3 4 5 6 7 8 9 10 11 12 Cash Revolving Credit Facility Operations Cash Flow CapEx through 2017 Debt-Due through 2017 Liquidity at 12/31/17 (US$ billions) $2.6B at 3/31/16 OMRs 3Q15 - 1Q16 with Post - 2017 Maturities - $0.3B

Transocean: Industry Leading Contract Backlog *Contracted operating dayrate multiplied by the contract duration for future periods as of 4/21/16 Backlog recognized through March 31, 2016 $2.3 $3.4 (US$ billions) 11 Total backlog - $14.6 billion* $2.7 $2.1 $1.5 $6.0 (~90% Investment Grade Cos.) 0.2 0.2 0.1 0.3 0.1 0.1 0.3 0.3 0.2 0.1 1.5 2.1 1.7 1.4 6.0 1.1 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 2016 2017 2018 2019 2020-28

Transocean: Backlog Surpasses Peers 12 Annual Backlog in US$ Billions Source: Q1 2016 Company filings $14.6B $4.8B $6.2B $3.1B $1.0B $5.2B Backlog Composition by Year $- $0.2 $0.4 $0.6 $0.8 $1.0 $1.2 $1.4 $1.6 $1.8 $2.0 $2.2 $2.4 $2.6 $2.8 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 RIG (incl. RIGP $1.5B) RDC NE SDRL (Incl. SDLP $3.6B) ESV DO ATW $9.1B

Transocean: Improving Mix and Overall Fleet Quality 13 Projected fleet includes: 11 UDW dual BOP rigs 8 UDW moored & DP capable rigs 5 UDW 20k psi capable rigs 2020 Projected Fleet Current Fleet 2009 Fleet Actions include: 10 rigs under-construction 26 rigs already removed from the fleet 15% 4% 32% 8% 41% % of Fleet Ultra-Deepwater Floaters Harsh Environment Floaters Deepwater & Midwater Floaters High-Specification Jackups Standard Jackups 48% 12% 23% 17% % of Fleet 55% 11% 10% 24% % of Fleet

Transocean: Extensive Customer Network 14

Transocean’s Acquisition of Transocean Partners August 1, 2016